                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-90927

PROSPECTUS

                                  ACE Limited

                           8,374,783 Ordinary Shares

   We have prepared this prospectus to allow some of our stockholders to sell up to 8,374,783 shares of our ordinary shares.

   Our ordinary shares are listed on the New York Stock Exchange under the symbol "ACL." On January 25, 2000, the closing price of our ordinary shares was $19 9/16.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is January 26, 2000.

   FOR NORTH CAROLINA INVESTORS: THE OFFERED SECURITIES HAVE NOT BEEN APPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT NEITHER THE COMPANY NOR ITS SUBSIDIARIES ARE LICENSED IN NORTH CAROLINA PURSUANT TO CHAPTER 58 OF THE NORTH CAROLINA GENERAL STATUTES, NOR COULD THEY MEET THE BASIC ADMISSIONS REQUIREMENTS IMPOSED BY SUCH CHAPTER AT THE PRESENT TIME.

                               ----------------

   NO OFFERED SECURITIES MAY BE OFFERED OR SOLD IN THE CAYMAN ISLANDS. PERSONS RESIDENT IN BERMUDA FOR BERMUDA EXCHANGE CONTROL PURPOSES MAY REQUIRE THE PRIOR APPROVAL OF THE BERMUDA MONETARY AUTHORITY IN ORDER TO ACQUIRE ANY OFFERED SECURITIES.

                               ----------------

                     ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

   ACE is a Cayman Islands company. In addition, some of its officers and directors, as well as some of the experts named in this prospectus, reside outside the United States, and all or much of its assets and their assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against ACE or them on judgments of U.S. courts, including judgments based upon the civil liability provisions of the U.S. Federal securities laws. However, investors may serve ACE with process in the United States with respect to actions against it arising out of or in connection with violations of U.S. Federal securities laws relating to offers and sales of the securities covered by this prospectus by serving CT Corporation System, 1633 Broadway, New York, New York 10019, its United States agent irrevocably appointed for that purpose.

   ACE has been advised by Maples and Calder, its Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws obtained in actions against it or its directors and officers, as well as experts named in this prospectus, who reside outside the United States or (ii) original actions brought in the Cayman Islands against such persons or ACE predicated solely upon U.S. Federal securities laws. ACE has also been advised by Maples and Calder that there is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are grounds upon which Cayman Islands courts may not enforce judgments of United States courts. Certain remedies available under the laws of United States jurisdictions, including certain remedies available under the U.S. Federal securities laws, would not be allowed in Cayman Islands courts as contrary to that nations's public policy.

Where You Can Find More Information

   ACE files annual, quarterly and special reports, proxy statements and other information with the SEC. ACE's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document ACE files with the SEC at its public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. ACE's SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of ACE's public filings at the NYSE, you should call (212) 656-5060.

   ACE is allowed to "incorporate by reference" the information it files with the SEC, which means that ACE can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that ACE files subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. ACE incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and prior to the time that the selling shareholders sell all of the ordinary shares offered by this prospectus:

  .  ACE's Annual Report on Form 10-K for the fiscal year ended September 30,
     1998;

  . ACE's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

  . ACE's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;

  .  ACE's Current Report on Form 8-K filed December 23, 1998;

  .  ACE's Current Report on Form 8-K filed January 14, 1999;

  .  ACE's Current Report on Form 8-K/A filed January 14, 1999;

  .  ACE's Current Report on Form 8-K filed May 10, 1999;

  .  ACE's Current Report on Form 8-K filed May 19, 1999;

  .  ACE's Current Report on Form 8-K filed July 19, 1999;

  .  ACE's Current Report on Form 8-K/A filed September 16, 1999;

  . Description of ACE ordinary shares on Form 8-A, as amended, filed on March 2, 1993; and

  . Description of Series A Junior Participating Preference Shares on Form 8-A filed on May 7, 1999.

   You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning ACE at the following address:

     Investor Relations
     ACE Limited
     The ACE Building
     30 Woodbourne Avenue
     Hamilton, HM 08, Bermuda
     Telephone: (441) 299-9283

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                                  ACE LIMITED

   We provide a broad range of specialty property and casualty insurance and reinsurance products to a diverse group of clients worldwide. Our long-term business strategy focuses on achieving underwriting profits and providing value to our clients and shareholders through the utilization of our growing capital base within the insurance and reinsurance markets. To date, we have achieved this objective through a combination of product and geographic diversification as well as through a number of strategic acquisitions.

   ACE Limited is a holding company incorporated with limited liability in the Cayman Islands which maintains its principal business office in Bermuda. Our address is The ACE Building, 30 Woodbourne Avenue, Hamilton, HM 08, Bermuda,
(441) 295-5200 and our Internet address is http://www.acelimited.com.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders.

                              SELLING SHAREHOLDERS

   This prospectus relates to the offering by the selling shareholders for resale of up to 8,374,783 ordinary shares of ACE. Throughout this prospectus, we may refer to these shareholders and their pledgees, donees, transferees or other successors in interest who receive shares after the date of this prospectus from a selling shareholder as a gift, pledge or other non-sale related transfer, as the "selling shareholders." If they sell all of these shares in this offering, the selling shareholders will beneficially own no ACE ordinary shares. The selling shareholders acquired their ordinary shares as of December 30, 1999 from us in our acquisition of Capital Re Corporation, of which they were stockholders.

   The following table sets forth the following information with respect to each selling shareholder as of December 30, 1999: (i) name and nature of any position or other relationship with ACE within the past three years; (ii) the number and percentage of total outstanding ACE ordinary shares each selling shareholder beneficially owns before this offering; and (iii) the number of ACE ordinary shares the selling shareholder is offering.


                                           Number of
                                            ordinary                 Number of
                                             shares                  ordinary
                                          beneficially                shares
                                          owned before Percentage of  offered
Name and address of selling shareholder   the offering  outstanding   hereby
---------------------------------------   ------------ ------------- ---------
MP Investments, Inc......................  4,732,312        2.2%     4,732,312
c/o Minnesota Power, Inc.
30 West Superior Street
Duluth, MN 55802

Constellation Investments, Inc...........  3,239,821        1.5%     3,239,821
250 West Pratt Street
23rd floor
Baltimore, MD 21201-2423

Jerome F. Jurschak (1)...................    165,250          *        165,250
Chief Executive Officer
Capital Re Corporation

Joseph W. Swain III (1)..................     33,105          *         33,105
President
Capital Re Corporation

David A. Buzen (1).......................     72,982          *         72,982
Executive Vice President and Chief
 Financial Officer
Capital Re Corporation

Laurence C.D. Donnelly (1)...............     68,510          *         68,510
Executive Vice President
Capital Re Corporation

Alan S. Roseman (1)......................     58,058          *         58,058
Executive Vice President and General
 Counsel
Capital Re Corporation

Harrison Conrad..........................        195          *            195
79 Dorchester Road
Darien, CT 06820

Richard L. Huber.........................        650          *            650
Aetna, Inc.
151 Farmington Avenue--RC4B
Hartford, CT 06156

Philip Robinson..........................      1,300          *          1,300
Stone Hall
Great Mongeham
Deal, Kent CT14 OHB
England

                                             Number of                  Number
                                              ordinary                    of
                                               shares                  ordinary
                                            beneficially                shares
                                            owned before Percentage of offered
Name and address of selling shareholder     the offering  outstanding   hereby
---------------------------------------     ------------ ------------- --------
Edwin Russell..............................    2,600           *        2,600
Minnesota Power, Inc.
30 West Superior Street
Duluth, MN 55802

--------
*Less than one percent
(1) Capital Re Corporation is a wholly owned subsidiary of ACE. The address of each of these individuals is c/o Capital Re Corporation, 1325 Avenue of the Americas, New York, New York 10019.

                    TAXATION OF SHAREHOLDERS OF THE COMPANY

   The following summary of the taxation of shareholders of the Company is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

   Statements made below as to Cayman Islands law are based on the opinion of Maples and Calder, Cayman Islands counsel to the Company. Statements made below as to Bermuda law are based on the opinion of Conyers, Dill & Pearman, Bermuda counsel to the Company. Statements made below as to United States law are based upon the opinion of Mayer, Brown & Platt, United States counsel to the Company.

Cayman Islands Taxation

   Dividends paid by the Company are not subject to Cayman Islands withholding tax.

Bermuda Taxation

   Currently, there is no Bermuda withholding tax on dividends paid by the Company.

United States Taxation of U.S. and Non-U.S. Shareholders

 Summary

   The following summary is qualified in its entirety by the more detailed discussions set forth below:

  . In any fiscal year in which the gross related person insurance income ("RPII") of any foreign insurance company subsidiary of the Company is 20 percent or more of such insurance company subsidiary's gross insurance income for such fiscal year, U.S. persons who own Ordinary Shares on the last day of such subsidiary's fiscal year may be required to include their pro rata share of such insurance company subsidiary's RPII, as described below, in their income for their taxable year which includes the last day of the subsidiary's fiscal year and report such amount on the U.S. income tax or information returns that they would normally file for that taxable year. They also would be required to attach to their returns Internal Revenue Service ("IRS") Form 5471, which shows the calculation of RPII and certain other information about the Company. Although no assurances can be given, the Company believes that RPII of each of its foreign insurance company subsidiaries will be less than 20 percent of gross insurance income for the current and future fiscal years.

  . If RPII reporting is required for a particular fiscal year, the Company will send to each shareholder who owned Ordinary Shares on the last day of such year a Form 5471 completed with all Company information (including the amount of RPII) and instructions for completing the shareholder information. Tax-exempt organizations may be required to report their share of RPII for any taxable year in which RPII reporting is required on the information return that such tax-exempt organizations would normally file for the year that includes the last day of such tax year and attach to that return Form 5471.

  . Gain from the sale or exchange of Ordinary Shares that would otherwise be capital gain will not be treated as ordinary income pursuant to Code section 1248 of the U.S. Internal Revenue Code (the "Code"). It is possible, however, that the IRS might interpret regulations proposed by the U.S. Treasury Department, or that the Treasury Department might amend such regulations, to apply section 1248 and the requirement to file Form 5471 to dispositions of Ordinary Shares. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Section 1248 will apply to dispositions of Ordinary Shares. Under current law, U.S. persons (including tax-exempt organizations) who own less than 10 percent of the Ordinary Shares and sell or exchange Ordinary Shares will not be required to file Form 5471 with respect to such dispositions.

 RPII

   The following discussion generally is applicable only if the RPII of any of the Company's foreign insurance company subsidiaries, determined on a gross basis, is 20 percent or more of that insurance company subsidiary's gross insurance income for the taxable year. For the Company's most recent fiscal year ended December 31, 1999, the Company believes gross RPII of each of its foreign insurance company subsidiaries was below 20 percent for the year. Although no assurances can be given, the Company anticipates that gross RPII of each of its foreign insurance company subsidiaries will be less than 20 percent of each such subsidiary's gross insurance income for subsequent years and will endeavor to take such steps as it determines to be reasonable to cause its gross RPII to remain below such level.

 Classification of the Company as a Controlled Foreign Corporation

   Under section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. Under Code section 951(b), any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or controlled corporations) 10 percent or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder." In general, a foreign corporation is treated as a CFC only if such "United States shareholders" collectively own more than 50 percent (more than 25 percent for certain insurance companies) of the total combined voting power or total value of the corporation's stock for an uninterrupted period of 30 days or more during any tax year. The Company believes that because of the wide dispersion of its share ownership and because under its Articles of Association no single shareholder is permitted to hold as much as 10 percent of its total combined voting power, it is not a CFC under the foregoing general rules.

 RPII Companies

   Different definitions of "United States shareholders" and "controlled foreign corporation" are applicable in the case of a foreign corporation which earns RPII. RPII is defined in Code section 953(c) (2) as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. The proposed regulations provide that, in general, "insurance income is income (including premium and investment income) attributable to the issuing or reinsuring of any insurance or annuity contract in connection with risks located in a country . . . other than the country under the laws of which the controlled foreign corporation is created or organized and which would be taxed under [the portions of the Code relating to insurance companies] if the income were the income of a domestic insurance company."

   Generally, the term "related person" for this purpose means someone who controls or is controlled by the U.S. shareholder or someone who is controlled by the same person or persons which control the U.S. shareholder. Control is measured by either more than 50 percent in value or more than 50 percent in voting power of stock applying constructive ownership principles similar to the rules of section 958 of the Code. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules similar to those contained in section 958, more than 50 percent measured by vote or value, of the stock of the corporation. For purposes of inclusion of the Company's insurance company subsidiaries' RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes all U.S. persons who beneficially own any amount (rather than 10 percent or more) of the Company's stock. An insurance company subsidiary of the Company will be treated as a CFC if such U.S. persons are treated as owning 25 percent or more of the stock of the insurance company subsidiary.

   In determining the "United States shareholders" of the Company's foreign insurance company subsidiaries, stock of the Company's foreign insurance company subsidiaries held indirectly by U.S. persons through the Company or any other non-U.S. entity is treated as held by United States shareholders.

 RPII Exceptions

   The special RPII rules do not apply if (A) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning less than 20 percent of the voting power and less than 20 percent of the value of the stock of the Company's insurance company subsidiaries (which exception is not anticipated to apply to the Company and its subsidiaries), (B) the RPII of each of the Company's foreign insurance company subsidiaries, determined on a gross basis, is less than 20 percent of each such subsidiary's gross insurance income for the taxable year, (C) a foreign insurance company subsidiary of the Company elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a United States trade or business, or
(D) a foreign insurance company subsidiary of the Company elects to be treated as a United States corporation. Where none of these exceptions applies, each United States person owning or treated as owning stock in the Company (and therefore, indirectly, in a foreign insurance company subsidiary of the Company) on the last day of an insurance company subsidiary's fiscal year will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such United States shareholders at that date, but limited by the insurance company subsidiaries' current-year earnings and profits and by the U.S. shareholder's share, if any, of prior-year deficits in earnings and profits.

 Computation of RPII

   In order to determine how much RPII the Company has earned in each fiscal year, the Company obtains and relies upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of the Company and are U.S. persons. The Company currently sends, and intends to continue to send, a letter after each fiscal year to each person who was an insured during the year asking the insured to represent whether it was a U.S. shareholder of the Company or related to a U.S. shareholder during the year. For any year in which gross RPII is 20 percent or more of a foreign insurance company subsidiary's gross insurance income for the year, the Company may also seek information from its shareholders as to whether beneficial owners of Ordinary Shares at the end of the year are United States persons so that the RPII may be determined and apportioned among such persons. The Company will inform all shareholders of RPII per share and U.S. shareholders are obligated to file a return reporting such amounts. To the extent the

Company is unable to determine whether a beneficial owner of shares is a U.S. person the Company may assume that such owner is not a U.S. person for the purpose of allocating RPII, thereby increasing the per share RPII amount for all U.S. shareholders.

   If, as anticipated, RPII of each of the Company's foreign insurance company subsidiaries is less than 20 percent of gross insurance income for the current and subsequent fiscal years, U.S. shareholders will not be required to include RPII in their taxable income for such years. The Company's estimate of its insurance company subsidiaries' gross insurance income constituting RPII is based on information provided to the Company by insureds of those insurance company subsidiaries concerning whether the insureds are "United States shareholders" or "related persons" thereto. The amount of RPII includible in the income of a U.S. shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

 Apportionment of RPII to U.S. Shareholders

   Every U.S. person who owns Ordinary Shares on the last day of any fiscal year of foreign insurance company subsidiary in which such insurance company subsidiary's gross insurance income constituting RPII for that year equals or exceeds 20 percent of that insurance company subsidiary's gross insurance income should expect that for such year it will be required to include in gross income its share of that insurance company subsidiary's RPII for the entire year, whether or not distributed, even though it may not have owned the shares for the entire year. A U.S. person who owns Ordinary Shares during such fiscal year but not on the last day of the fiscal year, which would normally be December 31, is not required to include in gross income any part of the Company's insurance company subsidiaries' RPII.

   The tax consequences of RPII will not be applicable in any future fiscal year in which the gross insurance income attributable to U.S. shareholders is less than 20 percent of the gross insurance income of any of the Company's insurance subsidiaries. See "Taxation of Shareholders of the Company--United States Taxation of U.S. and Non-U.S. Shareholders--RPII." The Company expects that the gross insurance income of its foreign insurance company subsidiaries attributable to U.S. shareholders for its current and subsequent fiscal years will be below 20 percent of the gross insurance income of each such insurance company subsidiary.

 Information Reporting

   Each U.S. person who is a shareholder of the Company on the last day of a fiscal year of a foreign insurance company subsidiary in which such foreign insurance company subsidiary's gross RPII constitutes 20 percent or more of that foreign insurance company subsidiary's gross insurance income must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 with respect to the Company. This filing requirement applies if the Company is a CFC for any thirty-day period during its fiscal year whether or not any net RPII income is required to be reported. The foreign insurance company subsidiaries of the Company will not be considered to be CFC's for this purpose and, therefore, Form 5471 will not be required, for any fiscal year in which each such foreign insurance company subsidiary's gross RPII constitutes less than 20 percent of its gross insurance income. U.S. persons who at any time own 10 percent or more of the shares of the Company may be required in certain circumstances to file Form 5471 regardless of the amount of RPII received by the insurance company subsidiaries. For any year in which any of the Company's foreign insurance company subsidiaries' gross RPII constitutes 20 percent or more of their respective gross insurance incomes, the Company intends to mail to all shareholders of record, and will make available at the transfer agent with respect to the Ordinary Shares, Form 5471 (completed with Company information) for attachment to the returns of shareholders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties.

 Tax-Exempt Shareholders

   U.S. tax-exempt shareholders to which RPII is allocated are required to treat such RPII as unrelated business taxable income within the meaning of Code section 512, except to the extent that RPII is due to insurance or reinsurance of that tax-exempt shareholder or its affiliates.

 Basis Adjustments

   A U.S. shareholder's tax basis in its Ordinary Shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distributions by the Company to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The U.S. shareholder's tax basis in its Ordinary Shares will be reduced by the amount of such distributions that are excluded from income. In general, a U.S. shareholder will not be able to exclude from income distributions with respect to RPII that a prior shareholder included in income.

 Dispositions of Ordinary Shares

   Code section 1248 provides that if a U.S. person owns 10 percent or more of the voting shares of a corporation that is a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation that earns RPII if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10 percent shareholder or whether RPII constitutes 20 percent or more of the corporation's gross insurance income. Existing Treasury Department regulations do not address whether Code Section 1248 would apply when the foreign corporation (such as the Company) is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation.

   The Company believes, based on the advice of counsel, that Code Section 1248 will not apply to dispositions of Ordinary Shares because the Company does not have any 10 percent shareholders and the Company is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code Section 1248 will apply to dispositions of shares in a corporation such as the Company which is engaged in the insurance business directly or indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Code section 1248 will apply to dispositions of Ordinary Shares.

   A shareholder of the Company who at no time owns 10 percent or more of the Ordinary Shares is not required to file IRS Form 5471 with respect to a disposition of Ordinary Shares. A 10 percent U.S. shareholder of the Company may in certain circumstances be required to report a disposition of Ordinary Shares by attaching Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs.

 Foreign Tax Credit

   Because U.S. shareholders own a majority of the Company's shares and because a substantial part of the Company's foreign insurance company subsidiaries' business includes the insurance of U.S. risks, only a portion of the RPII and dividends paid by the Company (including any gain from the sale of Ordinary Shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source of income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

 Uncertainty as to Application of RPII

   The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The description of RPII herein is therefore qualified. Accordingly, the meaning of the RPII provisions and the application thereof to the Company and its subsidiaries is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in Ordinary Shares should consult his tax advisor as to the effects of these uncertainties.

 Passive Foreign Investment Companies

   Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFIC's"). In general, a foreign corporation will be a PFIC if 75 percent or more of its income constitutes "passive income" or 50 percent or more of its assets produce passive income. If the Company were to be characterized as a PFIC, its United States shareholders would be subject to a penalty tax at the time of their sale of (or receipt of an "excess distribution" with respect to) its shares and a portion of the gain may be recharacterized as ordinary income. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125 percent of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate for ordinary income. The interest charge is equal to the applicable rate imposed on underpayments of U.S. Federal income tax for such period.

   The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . ." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In the Company's view, the Company and its wholly-owned direct and indirect subsidiaries are predominantly engaged in an insurance business and do not have financial reserves in excess of the reasonable needs of their insurance business. The PFIC statutory provisions contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25 percent of the stock. Under the look-through rule the Company would be deemed to own the assets and to have received the income of its insurance subsidiaries directly for purposes of determining whether the Company qualifies for the aforementioned insurance exception.

   However, no regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in Ordinary Shares should consult his tax advisor as to the effects of these rules.

 Other

   Dividends paid by the Company to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code.

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   Except as discussed below with respect to backup withholding, dividends paid by the Company will not be subject to a U.S. withholding tax.

   Nonresident alien individuals will not be subject to U.S. estate tax with respect to Ordinary Shares of the Company.

   Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the Ordinary Shares to U.S. persons or to paying agents or custodians located in the United States. In addition, a holder of Ordinary Shares may be subject to backup withholding at the rate of 31 percent with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

   Subject to certain exceptions, persons that are not U.S. persons will be subject to United States Federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, Ordinary Shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States.

   The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) of certain tax considerations (i) under "Taxation of Shareholders of the Company--Bermuda Taxation" is based upon the advice of Conyers Dill & Pearman, Hamilton, Bermuda, (ii) under "Taxation of Shareholders of the Company--Cayman Islands Taxation" is based upon the advice of Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies, and (iii) under "Taxation of Shareholders of the Company--United States Taxation of U.S. and Non-U.S. Shareholders" is based upon the advice of Mayer, Brown & Platt, Chicago, Illinois (the advice of such firms does not include any factual accounting matters, determinations or conclusions such as RPII amounts and computations and amounts of components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the Company's business or activities, all of which have been supplied by the Company). The summary is based upon current law and is for general information only. The tax treatment of a holder of Ordinary Shares, or of a person treated as a holder of Ordinary Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Ordinary Shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES.

                              PLAN OF DISTRIBUTION

   The ordinary shares being offered by the selling shareholders may be sold in transactions on the New York Stock Exchange, on another market on which the ordinary shares may be trading, or in privately-negotiated transactions. The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or any other price the selling shareholders may determine. The ordinary shares may also be sold under SEC Rule 145 and not under this prospectus. The selling shareholders have the discretion not to accept any purchase offer or make any sale of ordinary shares if they deem the purchase price to be unsatisfactory at any particular time, or for any reason.

   The selling shareholders may also sell the ordinary shares directly to broker-dealers acting as principals and/or to broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling shareholders will receive usual and customary commissions for brokerage transactions, and broker-dealers acting as principals will do so for their own account at negotiated prices and at their own risk. It is

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possible that the selling shareholders will sell shares of common stock to broker-dealers or other purchasers at a price per share which may be below the then market price. In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling shareholder. The selling shareholders also may sell shares short and deliver the shares to close out their positions, and may loan or pledge their shares to a broker-dealer who may have the right to sell the loaned or pledged shares on default or otherwise. The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the common stock offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

   The selling shareholders and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and its rules and regulations, which may limit the timing of purchases and sales of any of the common stock by the selling shareholders or other distribution participants. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to such securities for a specified period of time before the commencement of distributions subject to specified exceptions or exemptions. This may affect the marketability of the common stock.

                                 LEGAL MATTERS

   Certain legal matters with respect to Cayman Islands law and with respect to the validity of the Shares offered hereby will be passed upon for the Company by Maples and Calder, George Town, Grand Cayman, Cayman Islands, British West Indies. Certain legal matters with respect to Bermuda law will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to United States law will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements and financial statement schedules incorporated in this Registration Statement by reference to ACE's Annual Report on Form 10-K for the year ended September 30, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

   The CIGNA Corporation Property and Casualty Businesses Combined Financial Statements incorporated in this Registration Statement by reference to ACE's Form 8-K current report (date of earliest event reported: May 19, 1999) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

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